Exhibit 4.10

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)
PO Box 24076, 4420 West Saanich Road
Victoria, British Columbia V8Z 7E7

Item 2.	Date of Material Change

May 2, 2018

Item 3.	News Release

A news release was disseminated on May 2, 2018 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced that, on May 2, 2018, it acquired (the “Acquisition”) all of the issued and outstanding securities of 8611165 Canada Inc., an Access to Cannabis for Medical Purposes Regulations (ACMPR) Licensed Producer located in Saint-Eustache, Québec, and its affiliate 9353-8460 Québec Inc. (together, “Agro-Biotech”). Under the terms of the Acquisition, Emerald will pay an aggregate purchase price of $90 million to the shareholders of Agro-Biotech, half in cash and half in shares. One-half of the cash consideration was paid on closing and the remainder will be payable on May 1, 2019. All of the shares were issued upon closing, however, half of the shares will be held in escrow until May 1, 2019, pursuant to an escrow agreement.

Item 5.	Full Description of Material Change

Please see attached news release dated May 2, 2018

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:
Chris Wagner
Chief Executive Officer
Telephone: 1.800.757.3536 ext.720

Item 9.	Date of Report

May 11, 2018

Emerald Health Therapeutics Acquires Cannabis Licensed Producer in Québec

New Emerald operation, one of only six licensed producers in Québec, adds indoor growing capacity of approximately 10,000 kg per annum

VICTORIA, British Columbia, May 02, 2018 — Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV:EMH) (OTCQX:EMHTF) (Frankfurt:TBD) announced today that it has acquired (the “Acquisition”) all of the issued and outstanding securities of 8611165 Canada Inc., an Access to Cannabis for Medical Purposes Regulations (ACMPR) Licensed Producer located in Saint -Eustache, Québec, and its affiliate 9353-8460 Québec Inc. (together, “Agro-Biotech”). Agro-Biotech’s assets include a Health Canada cultivation license, land, and 75,000 sq. ft. purpose-built facility. The Acquisition enhances this local startup’s resources to serve Québec consumers with high-quality cannabis products in the anticipated legalized adult-use market, and further strengthens Emerald’s ability to market throughout eastern Canada and nationwide.

This indoor hydroponic growing facility, which has access to very low-cost energy and water, will be capable of high-yielding production of Emerald’s unique cannabis strains, several of which are currently being grown in Agro-Biotech’s facility. Agro-Biotech’s extensive experience in cannabis cultivation complements Emerald’s downstream product development focus, which is backed by its depth of pharmaceutical industry R&D and clinical development expertise, and extensive consumer packaged goods and alcohol beverage marketing experience.

Agro-Biotech has built out 20,000 sq. ft. of this facility and expects to have 50,000 sq. ft. equipped for indoor cannabis cultivation by year end. Emerald intends to meet the requirements for an ACMPR sales license for this facility before the end of August. This operation is estimated to have production capacity of 3,000 kg of cannabis in 2018 and have full production capacity exceeding 10,000 kg following completion of the build-out by year end.

With the anticipated introduction of legalized recreational cannabis in Canada, Emerald’s acquisition of Agro-Biotech expands its capacity to meet increased consumer demand in the second half of 2018. Emerald is currently also retrofitting its 50-percent owned 1.1 million square foot greenhouse in Delta, BC, which has its cultivation license and is expected to have over 46,000 kg of production capacity by 2019 and more than 75,000 kilograms of growing capacity when the facility reaches full production. Emerald is also constructing a 500,000-square foot hybrid indoor and greenhouse cannabis growing facility in Metro Vancouver.

“On behalf of the entire team, we are extremely grateful to the city of Saint-Eustache, which has been a supportive and welcoming community, and we look forward to increasing local employment and contributing to the area’s economy,” said Avtar Dhillon, MD, Executive Chairman of Emerald. “Québec’s and the city’s affordable electricity and water will enable us to produce unique, high quality cannabis at very low cost. We are excited to become part of an established presence in Québec that will allow us to be highly responsive to customers in this province and beyond.”

“Agro-Biotech is one of only six Licensed Producers in Québec, Canada’s second largest province with a population of over 8.4 million. Our experienced and talented team collectively has over 60 years of cannabis growing and broad horticulture experience,” said Yan Dignard, President, RPIC/QPIC, of Agro-Biotech. “We did this deal as we respect Emerald’s capabilities and look forward to working with their team to build a strong and differentiated cannabis product line in Québec and across Canada.”

Under the terms of the Acquisition, Emerald will pay an aggregate purchase price of $90 million to the shareholders of Agro-Biotech, half in cash and half in shares. One-half of the cash consideration was paid on closing and the remainder will be payable on May 1, 2019. All of the shares were issued upon closing, however, half of the shares will be held in escrow until May 1, 2019, pursuant to an escrow agreement.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics (TSXV:EMH) (OTCQX:EMHTF) (Frankfurt:TBD) is a Licensed Producer under Canada’s Access to Cannabis for Medical Purposes Regulations and produces and sells dried cannabis and cannabis oil for medical purposes. It is adding a 500,000 square foot greenhouse in Metro Vancouver to serve the anticipated legal Canadian adult-use cannabis market starting in 2018. Emerald owns 50% of a joint venture with Village Farms International, Inc. that is converting an existing 1.1 million square foot greenhouse in Delta, BC to grow cannabis. Emerald’s team is highly experienced in life sciences, product development and large-scale agribusiness. Emerald Health Therapeutics is part of the Emerald Health group, which includes multiple companies focused on developing cannabis and cannabinoid products with potential wellness and medical benefits.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. #5

Ray Lagace, Investor Relations Manager

(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include legalization of non-medicinal cannabis; production capacity of various facilities; expansion of facilities; obtaining a sales license for the Saint-Eustache facility; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.